SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*

                                (Name of Issuer)

                               ALPINE GROUP, INC.

                         (Title of Class of Securities)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE

                                 (CUSIP Number)

                                    02082560

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                            MERRIMAN CURHAN FORD & CO
                                  JON MERRIMAN
                                 600 CALIFORNIA
                                    9TH FLOOR
                         SAN FRANCISCO, CALIFORNIA 94108
                                 (415) 248-5600

                                NOVEMBER 29, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.|_|

--------------------------------------------------------------------------------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02082560
--------------------------------------------------------------------------------
(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Merriman Curhan Ford & Co. 95-4068105
--------------------------------------------------------------------------------

(2)   Check the appropriate box if a member of a group (see instructions)

      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
(3)   SEC use only

--------------------------------------------------------------------------------
(4)   Source of funds (see instructions)

      WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
(6)   Citizenship or place of organization

      California
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
--------------------------------------------------------------------
(7)   Sole Voting Power

      832,000 SHARES
--------------------------------------------------------------------
(8)   Shared Voting Power

      0 SHARES
--------------------------------------------------------------------
(9)   Sole Dispositive Power

      832,000 SHARES
--------------------------------------------------------------------
(10)  Shared Dispositive Power

      0 SHARES
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      832,000 SHARES
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      5.18%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      BD
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This Schedule 13d relates to the shares of Common Stock, $0.10 par value per share (the "Common Stock") of the Alpine Group, Inc., Delaware Corporation (the "Company"). The principal executive office of the Company is located at one Meadowlands Plaza, East Rutherford, New Jersey 07073.

This Schedule 13d is being filed pursuant to section 13(d) of the securities exchange act of 1934 and the rules and regulations promulgated thereunder (the "exchange act).

Item 2. Identity and Background

Merriman Curhan Ford & Co is a California Corporation and Broker Dealer. The principal executive offices of the company are located at 600 California, 9th floor, San Francisco, CA 94108.

      D. During the past five years, Merriman Curhan Ford & Co. has not been convicted of any in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      E. During the past five years, Merriman Curhan Ford & Co. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in making purchases of the Company's common stock were those on hand and earned in the normal course of business of Merriman Curhan Ford & Co.

Item 4. Purpose of Transaction

The purpose of the acquisition of securities of the issuer is to have a stronger voice to encourage the Management and the Board to maximize the value of the Company. We note that our investments in the Alpine Group have been based upon on our analysis of the operational potential for the Essex business, and our belief that management was turning that business around. We note that if the proposed sale of Essex is consummated , the rationale for our investment in the Alpine Group has changed. We intend to vote these securities in connection with the proposed sale of Essex Electric. A division of the Alpine Group, proposed by and pursuant to the Schedule 14A filed by the Company on November 2, 2005.

The purpose of this Schedule 13D is to reflect (i) the beneficial ownership of the Common Stock by certain of the Reporting Persons and (ii) a letter that was sent on November 29, 2005 by the Reporting Person to the Board of Directors of the Alpine Group that relates to the sale of Essex Electric, a division of the Registrant.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the filer owns 832,000 shares of common stock. This represents approximately 5.18% of shares outstanding equal to 16,060,580 as reported in the Company's third quarter 2005 form 10-Q, as of October 31, 2005.

(b) 832,000 shares

(c) Transactions for the 60 days prior to the date of this Schedule 13D are below:

TD DT                Quantity               Price
-----                --------               -----

30-Sep                 5,301               $2.9000
4-Oct                -50,000               $2.4500
4-Oct                -55,800               $2.4500
6-Oct                  8,430               $2.5300
12-Oct                13,550               $2.2587
19-Oct                 2,300               $2.1000
25-Oct                 5,000               $2.2500
31-Oct                18,500               $2.2092
1-Nov                  6,000               $2.1000
3-Nov                    644               $2.1500
8-Nov                 12,500               $1.9972
8-Nov                 20,000               $2.0831
16-Nov                10,000               $2.1250
17-Nov                50,000               $2.1120
17-Nov                41,883               $2.0102
21-Nov                19,000               $2.1158
29-Nov                 1,000               $2.1000
29-Nov                14,820               $2.0986
29-Nov                82,797               $2.0650

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE

Item 7. Material to be Filed as Exhibits.

Letter to Alpine Board of Directors

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date


--------------------------------------------------------------------------------
Signature


--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           Merriman Curhan Ford & Co.
                              600 California Street
                                   Ninth Floor
                             San Francisco, CA 94108

November 29, 2005

The Board of Directors
C/o Steven S. Elbaum
Chairman of the Board
Chief Executive Officer
The Alpine Group
One Meadowlands Plaza
East Rutherford, NJ 07073

Dear Chairman and the Board of Directors of the Alpine Group:

As you are aware, Merriman Curhan Ford & Co. is a significant shareholder of the Alpine Group, Inc. ("Alpine") and has been a supporter of the Company throughout 2005. While we believe that Management has done an excellent job at returning the Essex Electric, Inc. ("Essex") wire business to profitability, we also believe that the Common Stock of Alpine is severely undervalued and the proposed sale of Essex may not ultimately garner full value to the Alpine shareholders. Our analysis indicates, based on the 9/30/05 quarter reported by Essex, that the value of Alpine's Common Stock would be much higher if the sale was not consummated.

We invested in Alpine based on our analysis of the operational potential for the Essex business, and our belief that management was turning that business around. If the proposed sale is consummated , the rationale for our investment in the Alpine Group has changed. We therefore believe the cash proceeds should be returned to the shareholders. We would like to take this opportunity to encourage management to consider and explore, as appropriate, a number of strategic alternatives in order to increase and maximize shareholder value. We believe increased value could be achieved through a number of corporate actions, including, but not limited to, a share repurchase program or a large cash dividend to shareholders. Again, we did not invest in a "blind pool" of cash, we invested in an operating business.

In the event of the sale of Essex, we urge the Board and Management to maximize the value of the remaining assets and return the cash proceeds to the shareholders. We hope you consider our suggestions in order to increase near term shareholder value.

                                        Very truly yours,


                                        Merriman Curhan Ford & Co.
                                        By:    Jon Merriman
                                        Title: Chief Executive Officer